March 27, 2015

Ms. Melissa Raminpour
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods Inc.
Form 10-K for the fiscal year ended September 27, 2014
Filed November 17, 2014
File No. 001-14704

Dear Ms. Raminpour:

In response to your letter dated March 13, 2015, Tyson Foods, Inc. (the Company, Tyson, we or our) submits the accompanying response to the comments set forth in your letter. For the staff’s convenience, we have restated the comment in its entirety with our response following immediately thereafter. Please telephone me (479-290-4194) or either of my colleagues, Curt T. Calaway, Senior Vice President, Controller and Chief Accounting Officer (479-290-5576), or R. Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

In connection with our response, we acknowledge the adequacy and accuracy of the disclosures in the filing are our responsibility. We acknowledge staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dennis Leatherby
Dennis Leatherby
Executive Vice President and
Chief Financial Officer

cc:	Mr. Donnie Smith, President and Chief Executive Officer
Mr. David L. Van Bebber, Executive Vice President and General Counsel
Mr. Curt T. Calaway, Senior Vice President, Controller and Chief Accounting Officer
Mr. R. Read Hudson, Vice President, Associate General Counsel and Secretary
Audit Committee, Board of Directors
Mr. J. Martin Fiscus, PricewaterhouseCoopers, LLP
Ms. Effie Simpson, Division of Corporation Finance

Form 10-K for the fiscal year ended September 27, 2014

1.	Note 3. Acquisitions and Dispositions, page 52

Staff Comment

We note that in 2014 you allocated $4,062 of the purchase price of the Hillshire acquisition to the indefinite lived intangible “brands and trademarks.” Please explain to us how you determined the fair value of this intangible asset including the nature of the assumptions used in your analysis. Also, please tell us why you believe that the asset has an indefinite life under the guidance in ASC 350-30-35.

Tyson Response

We respectively highlight for the staff our disclosure in Goodwill and Other Intangible Assets section in Note 1. Business and Summary of Significant Accounting Policies which is as follows:
The fair value of our indefinite life intangible assets is calculated principally using relief-from-royalty and excess earnings valuation approaches and is believed to reflect market participant views which would exist in an exit transaction. Under these valuation approaches, we are required to make estimates and assumptions about sales, operating margins, growth rates, royalty rates and discount rates based on budgets, business plans, economic projections, anticipated future cash flows and marketplace data.

At the time of the acquisition and with the assistance of an internationally recognized third-party valuation firm, we utilized an income approach blending both the relief-from-royalty (RFR) method and multi-period excess earnings method (MPEEM) to value the indefinite lived intangible “brands and trademarks” (brands).

The following key attributes were utilized in the RFR method:

•	Brand revenues – we reviewed each brand’s historical revenues and the current projections and long-term growth rates to forecast future net revenues for the following six years.

•	Brand margins – we reviewed each brand’s historical margin and the current projections and long-term growth rates to forecast future margins for the following six years.

•
Selected royalty rate – we reviewed each brand’s past performance (revenue and margin), future expectations (revenue and margin), benchmark data for comparable royalty agreements for brands in the food and drink sector, and the implied royalty rate derived from the excess earnings model. Using these factors along with other qualitative factors such as years in the marketplace and management’s expected future support of the brand, we determined the selected royalty rate for each brand.

•
Discount rate – As part of our analysis, we estimated individual rates of return applicable to each acquired asset class and estimated the effective “capital charge” to be applied to the cash flows generated by the brands. The asset classes identified were: net working capital, real and personal property, customer relationships, and assembled workforce.

•
Since we concluded these brands have an indefinite life (see further description below), a residual value was included to capture future royalty savings beyond the explicit forecast period. The residual value was calculated using the Gordon Growth Model and reflects the present value of these royalty savings assuming stable annual growth into perpetuity.

The following key attributes were utilized in the MPEEM:

•
Brand gross profits – Projected gross profit margins were calculated by analyzing each brands’ historical gross profit margins for fiscal year 2014. We utilized the fiscal year 2014 historical gross profit margins and adjusted them for the overall expected changes in future years. We multiplied each projection year’s forecasted revenue by the expected gross profit margin resulting in yearly gross profit for each of the brands.

•
Brand earnings before interest and taxes (EBIT) – In order to estimate projected brand EBIT, we subtracted from gross profit marketing, advertising, and promotion (MAP) expenses and sales, general, and administrative expenses (excluding MAP). In estimating the appropriate MAP expenses for the brands, we utilized historical MAP expense as a percentage of revenues. Sales, general, and administrative expenses (excluding MAP) were estimated to be similar on a percentage of revenue basis to those of overall Hillshire. Additionally, we made an adjustment for the incremental inventory expense and depreciation expense that will be realized due to the increase in fair value over book value for Inventory and Real and Personal Property.

•
Contributory asset charge – The revenues earned by the brands represent the return on all of the assets employed in the generation of those revenues, including tangible as well as intangible assets. The total return earned by each of the brands must provide a return on each acquired asset that is consistent with the value and the relative risk of the assets. To value the brands separately, the value and required rate of return for other contributory assets must be determined. The required returns on these other assets are “charged to” (deducted from) the cash flow in the model to determine the returns specifically earned by the asset.

•
Discount rate – As part of our analysis, we estimated individual rates of return applicable to each acquired asset class and estimated the effective “capital charge” to be applied to the cash flows generated by the brands. The asset classes identified were: net working capital, real and personal property, customer relationships, and assembled workforce.

•
Since we concluded these brands have an indefinite life (see further description below), a residual value was included to capture future cash flows attributable to the brands beyond the explicit forecast period. The residual value was calculated using the Gordon Growth Model and reflects the present value of these cash flows assuming stable annual growth into perpetuity.

We reviewed the guidance in ASC 350-30-35 at the time of the acquisition and determined certain acquired brands meet the criteria for indefinite life. These brands are national household brands which are considered to be iconic brands. The following criteria were considered in our determination of indefinite life:

a.	The expected use of the asset by the entity.

We intend to utilize and market each acquired brand to be a leading brand to end consumers, driving product sales with the related cash flows used to continue to maintain the acquired brands. We do not currently have intentions to market, sell, franchise, or license any of the newly acquired brands. We expect to generate cash flows from several of these iconic brands into the foreseeable future. Additionally, we do not have any operational or strategic initiatives in place that would directly or indirectly limit the period over which we expect to receive future cash flows. These expectations are based on management’s analysis of historical sales achieved, brand level cash flow trends and our current strategic initiatives in place. Each of these brands already has a nationally established footprint with sales occurring in all regions to nearly all major retailers. Moreover, each of these brands currently is a market share leader in its product segment or is among the leading brands. Other brands not meeting this criteria were not considered to have indefinite lives.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

The useful life of the brand intangible assets is primarily dependent on our ability to utilize fixed assets or co-manufacturer arrangements in such a manner as to continue to produce, market and sell goods to customers. Management expects to utilize and continuously update the acquired and existing long-lived fixed assets and utilize co-manufacturer arrangements to continually produce goods to be sold under the respective brands. We have no intention to sell or otherwise use the long-lived fixed assets or ending the co-manufacturer arrangements in such a manner as to prevent our ability to achieve expected future cash flows from the brands.

c.	Any legal, regulatory, or contractual provisions that may limit the useful life.

There are no restrictions from a legal, regulatory or contractual perspective that we believe would impact the useful life of the brands. Depending on the jurisdiction, brands are generally valid as long as they are in use and/or their registrations are properly maintained and they have not been found to have become generic. Registrations of brands can also generally be renewed indefinitely as long as the brands are in use.

The Company plans to indefinitely renew all acquired trade names with the appropriate jurisdictions, as allowed by the US patent and trademark office (USPTO).

We intend to continue to monitor and timely file the required Declaration of Use and Application for Renewals for each brand. Therefore, we believe there is no legal regulation or contractual limitation on the useful lives of the brands.

d.
The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

We have historically, except in very limited circumstances, demonstrated the ability to legally renew and maintain brands indefinitely or until we decided the brand was no longer required to be maintained. Additionally, we have experienced minimal costs to defend trade names and historically have been able to demonstrate our continued use. These brands have historically been similarly maintained and have held their market positions for many years.

Market participants
Using publically available financial data and regulatory filings, we analyzed 12 recent transactions to determine what assumptions other similar market participants’ are making when assigning useful lives to brands.

When looking at recent market participant assumptions, we identified that the transactions which included purchases of national iconic household brand names such as Pringles, Skippy, Sealy, and Wishbone all resulted in the participant assigning indefinite useful lives to the respective acquired brand intangible assets. However, when it came to smaller acquisitions (in terms of transaction size in dollars), acquired brands were more likely considered to have definite lives with useful life assumptions ranging from 10 to 40 years.

e.
The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

Obsolescence – We do not foresee obsolescence of these iconic brands.

Demand & Competition – Current demand for products sold under the acquired brands is strong as indicated by the historical sales of the brands acquired. Specifically, these iconic brands are experiencing relatively steady or increasing sales which are expected to continue into the future. Management concludes this further supports the choice of assigning indefinite lives to the iconic brands.

Competition in the retail consumer products space is strong; however, we believe the current operating strategy to align as a brand-based company will facilitate our ability to recognize continued future cash flows from the acquired brands.

f.
The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

Brands do not require maintenance to attain expected future cash flows, other than ongoing marketing efforts and standard registration renewals. As discussed previously, we will continue to monitor and timely file the required Declaration of Use and Application for Renewals for each brand. The time and cost to file such applications are routine and not material to the carrying amount of the brand assets. Additionally, management is committed to continuing to support these iconic brands.

Based on all of the factors considered above and the lack of legal, regulatory, contractual, competitive or economic factors that would limit the useful life of the brands, our expected use of the acquired brands and their ability to contribute future cash flows, we believe it is appropriate to assign indefinite useful life to the certain iconic brands.

2.	Note 9. Income Taxes, page 62

SEC Comment
Please revise to disclose the amount of net income before provision for income taxes attributable to both domestic and foreign sources. See guidance in Rule 4-08(h) of Regulation S-X.

Tyson Response
Our current disclosure was primarily intended to convey our income before income tax expense is principally derived from our domestic operations. We propose to revise our future disclosures to detail the components of income before income tax expense as domestic and foreign to the extent the components exceed 5% of the total. For each fiscal 2014, 2013, and 2012, income from continuing operations before income taxes generated from our foreign operations was below 5% of the total. We have presented below the current disclosure included within Note 9: Income Taxes as well as the proposed new disclosure (to be made in our fiscal 2015 Form 10-K).

Current disclosure
Approximately $18 million of loss and $53 million and $2 million of income from continuing operations before income taxes for fiscal 2014, 2013 and 2012 respectively, were from operations based in countries other than the United States.

Proposed new disclosure
Approximately $1,270 million, $1,204 million, and $963 million of income from continuing operations before income taxes for fiscal 2014, 2013 and 2012, respectively were generated from our domestic operations in the United States.